

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 28, 2009

Via U.S. Mail and facsimile to (402) 537-9847

Mr. Peter A. Michel
Chief Executive Officer
iSecuretrac Corp.
5078 South 111th Street
Omaha, Nebraska 68137

> **Re:** **iSecuretrac Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 24, 2009**
> **File No. 000-26455**

Dear Mr. Michel:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Otherwise, please comply with all of the comments in future filings. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.   In the second paragraph on page 16, you disclose that revenues increased because you had an increase in the number of units under lease and an increase in the number of units using your monitoring services. In the third paragraph on page 16, you state that recurring revenue decreased for the three months ended September 30, 2008 because of growth, a decline in existing contracts, and the timing of new contracts won or lost. Further, in the fourth paragraph on page 16,

you state you will deploy additional units after December 31, 2008 because you are deploying additional units under existing and new contracts.

Please discuss and quantify, to the extent practicable, the underlying reasons for changes in your results. For example, disclose the number of units leased each period and the number of units that used your monitoring center services. Discuss the extent to which changes in revenues are attributable in changes in the amount of products or services sold versus changes in pricing. Also discuss the extent to which changes in revenues are attributable to different products lines or to the introduction of new products or services. Discuss what caused the number units to increase under new or existing contracts and what caused new contracts to be executed or old contracts to be terminated.

Definitive Proxy Statement, as amended, incorporated by reference into Part III of Form 10-K

Summary Compensation Table

2.   Please disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the summary compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. Refer to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Outstanding Equity Awards at Fiscal 2008 Year-End, page 13

3.   Please disclose the vesting dates of options held at fiscal-year end. We note that you have disclosed the vesting schedule of all option grants; however, without knowing the grant date, it is not possible to determine the vesting dates. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

Director Compensation, page 14

4.   Please disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Item 402(r) of Regulation S-K, which refers to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us by when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the company and its management are in possession of all of the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310, or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director